EXHIBIT 16

June 23, 2022

Office of the Chief Accountant

Securities and Exchange Commission

460 Fifth Street N. W.

Washington, DC 20549

Re: China King Spirit Group, LTD

Commission File Number 333-213425

Commissioners:

On June 20, 2022, we were informed of our dismissal as the independent registered public accounting firm for China King Spirit Group, LTD. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Change in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K and are in agreement with the disclosures in the referenced Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K. We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

/s/ Haynie & Company
Haynie & Company